UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) October 28, 2002

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of incorporation or organization)	1-5532-99	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Item 5. Other Event

Financing Activities

On October 28, 2002, Portland General Electric Company issued $100 million of 5.6675% First Mortgage Bonds, maturing October 2012. The bonds were issued as a private placement. The Company purchased a policy insuring the principal and interest payments on the Bonds which will add approximately 1.5% to annual interest costs. Net proceeds from this issue will be used to reduce short-term debt, refinance current maturities of long-term debt, and for other general corporate purposes.

Item 7. Financial Statements and Exhibits

(c)   Exhibit

(4)   Instruments defining the rights of security holders, including indentures

Pursuant to Regulation S-K Item 601(b)(4)(iii), the Company agrees to furnish a copy of the Fifty-first Supplemental Indenture to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>PORTLAND GENERAL ELECTRIC COMPANY</u>
(Registrant)

October 28, 2002   By: /s/ James J. Piro
                                                  James J. Piro
                                   Executive Vice President, Finance
                                      Chief Financial Officer and
                                                 Treasurer

October 28, 2002   By: /s/ Kirk M. Stevens
                                                  Kirk M. Stevens
                                      Controller and
                                      Assistant Treasurer